UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of  April 2011
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In Mexico ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

For Immediate Release

ASUR 1Q11 PASSENGER TRAFFIC DOWN 1.32% YOY

México D.F., April 26, 2011 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, today announced results for the three-month period ended March 31, 2011.

1Q11 Highlights1:

•	EBITDA2 increased by 1.68% to Ps.677.20 million

•	Total passenger traffic declined 1.32%

•	Total revenues decreased by 0.17% as increases of 2.04% in aeronautical revenues and 5.28% in non-aeronautical revenues were more than offset by a 34.31% decline in construction revenues

•	Commercial revenues per passenger increased by 8.24% to Ps.65.10

•	Operating profit rose by 1.08%

•	EBITDA margin increased to 63.71% from 62.55% in 1Q10

______________________

1.
Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Mexican Financial Reporting Standards (MFRS) and represent comparisons between the three-month period ended March 31, 2011, and the equivalent three-month period ended March 31, 2010. Results are expressed in nominal pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.11.9084.

2.
EBITDA means net income before: provision for taxes, deferred taxes, profit sharing, non-ordinary items, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or MFRS and may be calculated differently by different companies.

ASUR 1Q11, Page 1 of 15

Passenger Traffic

For the first quarter of 2011, total passenger traffic declined year-over-year by 1.32%. Domestic passenger traffic decreased by 3.35% and international passenger traffic fell by 0.31%. This was partly due to the fact that during 2010, Monday through Wednesday of Holy Week fell in March while in 2011, they fall in April.

The 3.35% decline in domestic passenger traffic was due to declines of 33.52%, 22.58%, 20.31%, 6.31%, 4.70% and 3.28% in domestic traffic at Oaxaca, Minatitlán, Tapachula, Cozumel, Veracruz and Mérida airports, respectively, which more than offset increases in passenger traffic at ASUR’s other airports. The 0.31% decline in international passenger traffic resulted mainly from a decline of 0.39% in international traffic at the Cancún airport.

Table I: Domestic Passengers (in thousands)
Airport	1Q10	1Q11	% Change
Cancun	691.4	697.9	0.94
Cozumel	11.1	10.4	(6.31)
Huatulco	75.3	76.1	1.06
Mérida	250.1	241.9	(3.28)
Minatitlán	31.0	24.0	(22.58)
Oaxaca	105.3	70.0	(33.52)
Tapachula	45.8	36.5	(20.31)
Veracruz	182.9	174.3	(4.70)
Villahermosa	164.3	174.0	5.90
TOTAL	1,557.2	1,505.1	(3.35)
Note:                      Passenger figures exclude transit and general aviation passengers.

Table II: International Passengers (in thousands)
Airport	1Q10	1Q11	% Change
Cancún	2.873.1	2,861.9	(0.39)
Cozumel	136.4	143.6	5.28
Huatulco	43.0	38.1	(11.40)
Mérida	26.5	27.4	3.40
Minatitlán	1.3	1.0	(23.08)
Oaxaca	5.3	12.9	(15.69)
Tapachula	1.0	1.9	90.00
Veracruz	17.0	18.2	7.06
Villahermosa	12.4	11.2	(9.68)
TOTAL	3,126.0	3,116.2	(0.31)
Note:                      Passenger figures exclude transit and general aviation passengers.

ASUR 1Q11, Page 2 of 15

Table III: Total Passengers (in thousands)
Airport	1Q10	1Q11	% Change
Cancún	3,564.5	3,559.8	(0.13)
Cozumel	147.5	154.0	4.41
Huatulco	118.3	114.2	(3.47)
Mérida	276.6	269.3	(2.64)
Minatitlán	32.3	25.0	(22.60)
Oaxaca	120.6	82.9	(31.26)
Tapachula	46.8	38.4	(17.95)
Veracruz	199.9	192.5	(3.70)
Villahermosa	176.7	185.2	4.81
TOTAL	4,683.2	4,621.3	(1.32)
Note:                      Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 1Q11

Total revenues for 1Q11 declined year-over-year by 0.17% to Ps.1,062.90  million. This was mainly due to a 34.31% decline in revenues from construction services which more than offset increases of:

•	2.04% in revenues from aeronautical services, principally as a result of a tariff increase which offset the 1.32% decline in passenger traffic; and

•	5.28% in revenues from non-aeronautical services, reflecting the 5.88% increase in commercial revenues detailed below.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lot fees.

Commercial revenues increased by 5.88% year-over-year during the quarter, principally due to higher passenger traffic. There were increases in revenues in the following activities:

•	12.85% in advertising;

•	9.29% in duty-free stores;

•	9.27% in retail operations;

•	5.51% in parking lot fees; and

•	2.76% in food and beverage.

These increases were partially offset by revenue declines of:

•	42.49% in teleservices;

ASUR 1Q11, Page 3 of 15

•	6.53% in ground transportation;

•	2.01% in banking and currency exchange services;

•	1.27% in car rentals; and

•	0.17% in other revenues.

Retail and Other Commercial Space
Opened During the Last Twelve Months

Business Name	Type	Opening Date
Cancún
Ice	Currency exchange	September 2010
Telmex	Internet booths (18 booths)	August & September 2010
Air Shop	Convenience store	October 2010
Johnny Rockets	Food and beverage	December 2010
Bubba Gump	Food and beverage	December 2010
Duty Paid	Retailer	December 2010
Veracruz
Cardtronics México	Currency exchange	April 2010
Air Shop	Convenience store (2 stores)	December 2010
Villahermosa
Cardtronics México	Currency exchange	April 2010
Air Shop	Convenience store (2 stores)	December 2010
Oaxaca
Cardtronics México	Currency exchange	April 2010
Air Shop	Convenience store	December 2010
Merida
Cardtronics México	Currency exchange	April 2010
Air Shop	Convenience store (2 stores)	November 2010
Cozumel
Cardtronics México	Currency exchange	April 2010
Air Shop	Convenience store	January 2011
Minatitlan
Cardtronics México	Currency exchange	May 2010
Air Shop	Convenience store	January 2011
Tapachula
Cardtronics México	Currency exchange	May 2010
Air Shop	Convenience store	January 2011
Huatulco
Cardtronics México	Currency exchange	May 2010
Air Shop	Convenience store	December 2010

ASUR 1Q11, Page 4 of 15

Construction revenues and expenses. As a result of ASUR’s adoption of I-MFRS 17, “Service Concession Contracts”, ASUR is required to include in its income statement an income line reflecting the income from construction or improvements to concessioned assets made during the period. During 1Q11, ASUR recognized Ps.61.9 million in “Construction Services” because of improvements to its concessioned assets, a 34.31% year-on-year decline. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services.

Because equal amounts of Construction Revenues and Construction Expenses have been included in ASUR's income statement as a result of the application of I-MFRS 17, ASUR's total revenues declined in 1Q11 without a corresponding decrease in EBITDA, and therefore its EBITDA Margin, which is equal to EBITDA divided by total revenues, experienced a relative decrease.

Total operating costs and expenses for 1Q11 declined 1.65% year-over-year. This was primarily due to the following decreases:

•	34.31% in construction costs due to fewer improvements having been made to the concessioned assets during the period, and

•	0.62% in concession fees paid to the Mexican government, mainly due to the decrease in regulated revenues (a factor in the calculation of the fee).

These declines were partially offset by the following increases:

•	1.99% in administrative expenses, principally in professional fees and telephone services;

•	9.90% in cost of services, mainly reflecting lower sales costs in connection with convenience stores directly operated by ASUR, maintenance costs and professional fees;

•	1.68% in the technical assistance fee paid to ITA, reflecting the increase in EBITDA for the quarter (a factor in the calculation of the fee); and

•	5.56% in depreciation and amortization resulting mainly from higher investments made since 1Q10.

Operating margin for the quarter increased to 54.85% from 54.17% in 1Q10. This was mainly due to the 1.65% reduction in expenses, which more than offset the marginal decline in revenues during the period.

Comprehensive Financing Cost for 1Q11 declined year-over-year by 99.9% from Ps.5.0 million in 1Q10. During 1Q11, the Company reported an exchange rate loss of Ps.5.4 million and net interest income of Ps.4.5 million, resulting from interest income of Ps.20.2 million and accrued interest expenses of Ps.15.7 million. During the quarter ASUR posted a mark-to-market gain in its interest rate swap of Ps.0.9 million.
During 1Q10, ASUR reported net interest income of Ps.3.6 million resulting from interest income of Ps.12.4 million and accrued interest expenses of Ps.8.8 million. This was more than offset by a Ps.1.4 million mark-to-market loss on the Company’s interest rate swap and a Ps.7.2 million exchange rate loss.

ASUR 1Q11, Page 5 of 15

Income Taxes. Following the changes in Mexican tax law that took effect January 1, 2008, which established a new flat rate business tax (“Impuesto Empresarial a Tasa Unica”, or “IETU”) and eliminated the asset tax, the Company evaluated and reviewed its deferred assets and liabilities position under Mexican Financial Reporting Standards.

Income taxes for 1Q11 increased by 15.21%, or Ps.21.49 million year-over-year, principally due to the following factors:

•	Provisional IETU payments of Ps.8.3 million caused by some of ASUR’s subsidiaries;

•	A Ps.71.1 million increase in the provision for income taxes, given that since 2010 Cancun Airport began to pay asset taxes instead of IETU and in 2010 it still amortized fiscal losses; and

•	A Ps.56.9 million decline in deferred asset taxes resulting from the recognition of the changes in fiscal depreciation rates.

Net income for 1Q11 decreased 2.38% to Ps.420.20 million from Ps.430.45 million in 1Q10. Earnings per common share for the quarter were Ps.1.4007, or earnings per ADS (EPADS) of US$1.1762 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.1.4348, or EPADS of US$1.2049, for the same period last year.

  Table IV: Summary of Consolidated Results for 1Q11
	1Q10	1Q11	% Change
Total Revenues	1,064,733	1,062,898	(0.17)
Aeronautical Services	639,444	652,479	2.04
Non-Aeronautical Services	330,982	348,471	5.28
Commercial Revenues	287,449	304,359	5.88
Construction Services	94,307	61,948	(34.31)
Operating Profit	576,789	583,026	1.08
Operating Margin %	54.17%	54.85%	1.25%
EBITDA	666,003	677,197	1.68
EBITDA Margin %	62.55%	63.71%	1.86
Net Income	430,448	420,205	(2.38)
Earnings per Share	1.4348	1.4007	(2.38)
Earnings per ADS in US$	1.2049	1.1762	(2.38)
Note:  U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 11.9084

ASUR 1Q11, Page 6 of 15

   Table V: Commercial Revenues per Passenger for 1Q11
	1Q10	1Q11	% Change
Total Passengers (‘000)	4,780	4,676	(2.18)
Total Commercial Revenues	287,449	304,359	5.88
Commercial revenues from direct operations (1)	51,410	62,634	21.83
Commercial revenues excluding direct operations	236,039	241,725	2.41

Total Commercial Revenue per Passenger	60.14	65.10	8.24
Commercial revenue from direct operations per passenger (1)	10.76	13.39	24.44
Commercial revenue per passenger (excluding direct operations)	49.38	51.71	4.72
Note: For purposes of this table, approximately 96,600 and 55,400 transit and general aviation passengers are included for 1Q10 and 1Q11, respectively.
(1)
Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space. ASUR’s direct commercial operations consisted of 13 stores in 1Q10 and 24 stores in 1Q11.

   Table VI: Operating Costs and Expenses for 1Q11
	1Q10	1Q11	% Change
Cost of Services	184,473	202,734	9.90
Construction Costs	94,307	61,948	(34.31)
Administrative	38,508	39,274	1.99
Technical Assistance	35,053	35,642	1.68
Concession Fees	46,389	46,103	(0.62)
Depreciation and Amortization	89,214	94,171	5.56
TOTAL	487,944	479,872	(1.65)

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for 1Q11 were Ps.699.53 million, resulting in an average tariff per workload unit of Ps.146.90. ASUR’s regulated revenues accounted for approximately 65.81% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

ASUR 1Q11, Page 7 of 15

Balance Sheet

On March 31, 2011, Airport Concessions represented 79.48% of the Company’s total assets, with current assets representing 17.63% and other assets representing 2.89%.

Cash and cash equivalents on March 31, 2011 were Ps.1,851.06 million, 61.64% above the Ps.1,145.19 million on March 31, 2010.

Shareholders’ equity at the close of 1Q11 was Ps.15,215.66 million and total liabilities were Ps.3,530.96 million, representing 81.16% and 18.83% of total assets, respectively. Total deferred liabilities represented 63.94% of the Company’s total liabilities.

Total bank debt at March 31, 2011 was Ps.860.8 million, including Ps.0.9 million in accrued interest. During August and September of 2010, Cancun Airport entered into two three-year credit agreements of Ps.350 million and Ps.570 million with two banks. The terms of the agreement include a floating interest rate based on the Tasa de Interes Interbancaria de Equilibrio (TIIE) plus 1.5% and quarterly principal payments.

During the quarter, ASUR made principal payments of Ps.29.2 million in connection with the Ps.920 million three-year credit agreements.

During August 2010 ASUR purchased a hedge against the risk of a significant increase in TIIE. The Company is hedged for 32% of the interest rate exposure under its Ps.920 million credit agreements. The interest rate was fixed for three years at 6.37%, 6.33% and 6.21%. The cost of the interest rate hedge during the quarter was Ps.0.9 million.

Capital Expenditures

During 1Q11, ASUR made investments of Ps.51.25 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans.

Accounting Pronouncements

During 2009 and 2010, the Mexican Board for Research and Development of Financial Reporting Standards, A.C. (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. - CINIF) issued a series of Financial Reporting Standards (NIF) and their interpretation (INIF), which became effective as of  January 1, 2011.

The Company believes that these NIF and INIF will not have a substantial impact on its financial information disclosure, as detailed below. Any changes derived from these new reporting standards will be recognized applying the prospective method established by NIF B-1. As a result, as of the issue date of the financial statements at and for March 31, 2011, the Company is in the process of determining the possible effects of these interpretations.

ASUR 1Q11, Page 8 of 15

NIF B-5 “Financial Information by Segments”: sets out the general standards to disclose financial information by segments and it allows the user of such information to analyze the entity from the same perspective as management and allows presenting information by segment more consistent with its financial statements.  This standard became effective as of January 1, 2011. The Company believes that the segments note included in the consolidated financial statements comply with the requirements established by the new NIF.

NIF B-9 “Financial Information at Interim Dates”:  establishes standards for the determination and presentation of the interim financial information  for external use and, where required, the presentation of condensed balance sheet, statement of income, or condensed statement of activities, the statement of changes in stockholders' equity and condensed cash flows and notes to selected financial statements disclosure. This standard became effective as of January 1, 2011. The Company believes that this standard adoption would have no impact on the financial information disclosure.

NIF C-4 “Inventories”: states that under certain circumstances, the cost of inventories may be amended on the basis of cost or fair value, whichever is the lesser, provided that fair value does not exceed net realizable value and fair value is not lower than net realizable value. Also, the direct cost method and the formula of last-in, first-out are eliminated as valuation methods, effective as of January 1, 2011. The Company believes that the application of this standard will not have a significant impact because the Company did not employ the direct cost method or the last-in, first-out method as valuation methods. The Company has already been employing an average cost method as its valuation method.

NIF C-5 "Prepayments": establishes that prepayments are for assets that are to be acquired or services that are to be received in the future and do not immediately transfer as benefits and risks of such goods and services to the Company. Advance payments for the purchase of inventories or property, plant and equipment, among others, must be recorded in the category of prepayments instead of being recorded as inventory or fixed assets. This standard became effective as of January 1, 2011. The Company believes that this standard will have no impact on the financial information disclosure because all of the Company’s contracts for prepayments for assets that are to be acquired or services that are to be received in the future transfer the benefits and risks of these assets and services to the Company.

NIF C-6 “Property, plant and equipment”: provides special rules for valuation, presentation and disclosure relating to property, plant and equipment, establishing as the depreciation value the acquisition cost less the asset’s residual value, and is effective for companies for fiscal years beginning on January 1, 2011, except for changes that require assets with multiple components that have different expected lives to be segregated into their different component parts. For companies that have not undertaken such segregation, the applicable provisions are effective for fiscal years beginning on or after January 1, 2012. The Company believes that adoption of this standard will have no impact on the financial statements.

ASUR 1Q11, Page 9 of 15

NIF C-18 "Obligations associated with the retirement of property, plant and equipment": states the special rules for the initial and subsequent recognition of a provision relating to the responsibilities associated with the removal of components of property, plant and equipment, which will be effective on January 1, 2011.  The Company believes that adoption of this standard will have no impact on the financial statements.

We do not believe that any of the foregoing NIF will have a significant impact on our results of operation, balance sheet or cash flows.

1Q11 Earnings Conference Call

Day:	Wednesday, April 27, 2011

Time:	10:00 AM US EST; 9:00 AM Mexico City time

Dial-in number:	888.713.4211 (US & Canada) and 617.213.4864 (International & Mexico)

Access Code:	18955383

Pre-registration:	If you would like to pre-register for the conference call use the following link: https://www.theconferencingservice.com/prereg/key.process?key=PVLY8JHE9

Pre-registering is not mandatory but is recommended as it will provide you immediate entry into the call and will facilitate the timely start of the conference. You will receive a code that allows you to enter the call directly. Pre-registration only takes a few moments, and you may do so at any time, including up to and after call start time. To pre-register, please click the link above. Alternatively, if you would rather be placed into the call by an operator, please call at least 10 minutes prior to call start time.

Replay:	Starting Wednesday, April 27, 2011 at 12:00 PM US ET, ending at midnight US ET on Wednesday, May 4, 2011. Dial-in number: 888-286-8010 (US & Canada); 617-801-6888 (International & Mexico). Access Code: 39439275.

ASUR 1Q11, Page 10 of 15

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 1Q11, Page 11 of 15

ASUR 1Q11, Page 12 of 15

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ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Income from January 1 to March 31, 2011 and 2010

Thousands of Mexican pesos

Item	Cumulative 2010	Cumulative 2011	Variation %	Quarter 2010	Quarter 2011	Variation %
Revenues						
Aeronautical Services	639,444	652,479	2.04	639,444	652,479	2.04
Non-Aeronautical Services	330,982	348,471	5.28	330,982	348,471	5.28
Construction Services	94,307	61,948	(34.31)	94,307	61,948	(34.31)
Total Revenues	**1,064,733**	**1,062,898**	**(0.17)**	**1,064,733**	**1,062,898**	**(0.17)**
Operating Expenses						
Cost of Services	184,473	202,734	9.90	184,473	202,734	9.90
Cost of Construction	94,307	61,948	(34.31)	94,307	61,948	(34.31)
General and Administrative Expenses	38,508	39,274	1.99	38,508	39,274	1.99
Technical Assistance	35,053	35,642	1.68	35,053	35,642	1.68
Concession Fee	46,389	46,103	(0.62)	46,389	46,103	(0.62)
Depreciation and Amortization	89,214	94,171	5.56	89,214	94,171	5.56
Total Operating Expenses	**487,944**	**479,872**	**(1.65)**	**487,944**	**479,872**	**(1.65)**
Operating Income	**576,789**	**583,026**	**1.08**	**576,789**	**583,026**	**1.08**
Comprehensive Financing Cost	(5,009)	(3)	(99.94)	(5,009)	(3)	(99.94)
Non-Ordinary Item						
Non-Ordinary Item	5	-	(100.00)	5	-	(100.00)
Income Before Income Taxes	**571,775**	**583,023**	**1.97**	**571,775**	**583,023**	**1.97**
Provision for IETU	2,116	8,255	290.12	2,116	8,255	290.12
Provision for Income Tax	99,064	170,211	71.82	99,064	170,211	71.82
Provision for Asset Tax	-	2,084	-	-	2,084	-
Deferred Income Taxes	33,485	(23,388)	(169.85)	33,485	(23,388)	(169.85)
Deferred IETU	6,662	5,656	(15.10)	6,662	5,656	(15.10)
Net Income for the Year	**430,448**	**420,205**	**(2.38)**	**430,448**	**420,205**	**(2.38)**
Earning per share	**1.4348**	**1.4007**	**(2.38)**	**1.4348**	**1.4007**	**(2.38)**
Earning per American Depositary Share (in U.S. Dollars)	**1.2049**	**1.1762**	**(2.38)**	**1.2049**	**1.1762**	**(2.38)**

Exchange rate per dollar Ps. 11.9084

ASUR 1Q11, Page 14 of 15

ASUR 1Q11, Page 15 of 15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: April 26, 2011